Exhibit 99.1

Pfizer and BioNTech Submitted Data to EMA for the Vaccination of Children 5 to less than 12 Years of Age

NEW YORK, USA and MAINZ, GERMANY, October 15, 2021 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced that they submitted data supporting the vaccination of children 5 to <12 years of age with COMIRNATY® (COVID-19 mRNA vaccine) to the European Medicines Agency (EMA) for a variation of the Conditional Marketing Authorization (CMA) in the European Union (EU).

The variation request includes data from a Phase 2/3 study, which is enrolling children 6 months to <12 years of age. The 2,268 participants who were 5 to <12 years of age received a 10-µg dose level in a two-dose regimen administered 21 days apart. In the trial, the SARS-CoV-2–neutralizing antibody geometric mean titer (GMT) was 1,197.6 (95% confidence interval [CI, 1106.1, 1296.6]), demonstrating strong immune response in this cohort of children one month after the second dose. The antibody responses were comparable to those recorded in a previous Pfizer-BioNTech study in people 16 to 25 years of age immunized with 30-µg doses. The COVID-19 vaccine was well tolerated in the younger age group. The 10-µg dose was carefully selected as the preferred dose for safety, tolerability and immunogenicity in children 5 to <12 years of age.

The same data have been submitted to the U.S. Food and Drug Administration and will be filed with other regulatory authorities in the coming weeks. Pfizer and BioNTech plan to submit data from the full Phase 3 trial for scientific peer-review publication.

COMIRNATY, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the United States, the European Union, the United Kingdom, Canada and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are ongoing.

AUTHORIZED USE IN THE EU:

COMIRNATY® ▼ (COVID-19 mRNA vaccine from BioNTech and Pfizer) has been granted conditional marketing authorization (CMA) by the by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people from 12 years of age. The vaccine is administered as a 2-dose series, 3 weeks apart. In addition, the CMA has been expanded to include a booster dose at least 6 months after the second dose in individuals 18 years of age and older. For immunocompromised individuals, the third dose may be given at least 28 days after the second dose. The European Medicines Agency’s (EMA’s) human medicines committee (CHMP) has completed its rigorous evaluation of COMIRNATY®, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available.

IMPORTANT SAFETY INFORMATION:

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Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine.

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Very rare cases of myocarditis and pericarditis have been observed following vaccination with Comirnaty. These cases have primarily occurred within 14 days following vaccination, more often after the second vaccination, and more often in younger men. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general.

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Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e. g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, tingling sensations and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting.

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The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY® may be lower in immunosuppressed individuals.

•	As with any vaccine, vaccination with COMIRNATY® may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of vaccine.
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In clinical studies, adverse reactions in participants 16 years of age and older were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia and chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age.

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The overall safety profile of COMIRNATY® in adolescents 12 to 15 years of age was similar to that seen in participants 16 years of age and older. The most frequent adverse reactions in clinical trial participants 12 to 15 years of age were injection site pain (> 90%), fatigue and headache (> 70%), myalgia and chills (> 40%), arthralgia and pyrexia (> 20%).

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There is limited experience with use of COMIRNATY® in pregnant women. Administration of COMIRNATY® in pregnancy should only be considered when the potential benefits outweigh any potential risks for the mother and fetus.

•	It is unknown whether COMIRNATY® is excreted in human milk.
•	Interactions with other medicinal products or concomitant administration of COMIRNATY® with other vaccines has not been studied.
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For complete information on the safety of COMIRNATY® always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website.

The black equilateral triangle denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de

Emergency uses of the vaccine have not been approved or licensed by FDA, but have been authorized by FDA, under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) in individuals 12 years of age and older. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. Please see EUA Fact Sheet at www.cvdvaccine-us.com.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice

The information contained in this release is as of October 15, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including a submission to the EMA requesting a variation to the CMA for the vaccination of children 5 to <12 years of age, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the Phase 2/3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; whether and when our Phase 3 clinical trial will demonstrate protection from infection or disease following a booster (third) dose, which is the subject of ongoing study; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations following commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when submissions to request emergency use or conditional marketing authorizations for BNT162b2 in younger pediatric populations, applications for a potential booster dose and/or other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including the variation to the CMA, potential submissions for younger pediatric populations, a potential booster dose or any other requested amendments to the emergency use or conditional marketing authorizations) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or new variant-specific vaccines; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 vaccine, mRNA) (BNT162b2) (including the potential in children 5 to less than 12 years of years of age and an ongoing study in children 6 months to 5 years of age, a BLA to support potential full FDA approval of BNT162b2 in individuals 12 through 15 years, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; the risk that demand for any products may be reduced or no longer exist; the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2021; and challenges related to public vaccine confidence or awareness. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations

Amy Rose

+1 (212) 733-7410

Amy.Rose@pfizer.com

Investor Relations

Christopher Stevo
+1 (212) 733-0437
Christopher.Stevo@pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de